DGAP-News: AIXTRON SE / Key word(s): Offer/Quarter Results
AIXTRON SE: Rescheduling of Q2/Q3 2016 Earnings Releases

19.07.2016 / 09:51
The issuer is solely responsible for the content of this announcement.

AIXTRON: Rescheduling of Q2/Q3 2016 Earnings Releases

Herzogenrath/Germany, July 19, 2016 - AIXTRON SE rescheduled its Q2/2016 earnings release from July 26, 2016 to August 11, 2016. The reason for this shift is the planned transaction with GCI. As announced by Grand Chip Investment GmbH (GCI), the offer document for the transaction was filed with the German Federal Financial Supervisory Authority (BaFin) yesterday. Furthermore, the release for Q3/2016 has been rescheduled from October 25, 2016 to November 8, 2016.

Contact:
Guido Pickert
Investor Relations and Corporate Communications T: +49 (2407) 9030-444
F: +49 (2407) 9030-445
invest@aixtron.com

For further information on AIXTRON SE (FSE: AIXA, ISIN DE000A0WMPJ6; NASDAQ: AIXG, ISIN US0096061041) please consult our website at: www.aixtron.com. Our registered trademarks: AIXACT(R), AIXTRON(R), Atomic Level SolutionS(R), Close Coupled Showerhead(R), CRIUS(R), Gas Foil Rotation(R), Optacap(TM), OVPD(R), Planetary Reactor(R), PVPD(R), TriJet(R)

Additional information
This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities. The takeover offer for the outstanding ordinary shares (including ordinary shares represented by American depositary shares) of AIXTRON SE has not commenced. The terms and conditions of the takeover offer will be published in, and the solicitation and offer to purchase ordinary shares (including ordinary shares represented by American depositary shares) will be made only pursuant to the offer document and related offer materials prepared by Grand Chip Investment GmbH and as approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, "BaFin"). Once Grand Chip Investment GmbH has obtained the necessary permission from BaFin, the offer document and related offer materials will be published in Germany and also filed with the U.S. Securities and Exchange Commission (the "SEC") in a Tender Offer Statement on Schedule TO at the time the takeover offer is commenced. AIXTRON SE intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the takeover offer; in addition, AIXTRON SE's Management Board and Supervisory Board will publish a statement pursuant to Sec. 27 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz, WpÜG). The offer document for the takeover offer (in German and in English) containing the detailed terms and conditions of, and other information relating to, the takeover offer will, among other things, be published on the internet at www.grandchip-aixtron.com.

Acceptance of the takeover offer by shareholders that are resident outside Germany and the United States may be subject to further legal requirements. With respect to the acceptance of the takeover offer outside Germany and the United States, no responsibility is assumed for the compliance with such legal requirements applicable in the respective jurisdiction.

The Tender Offer Statement (including the offer document, a related letter of transmittal and other related offer materials) and the Solicitation/Recommendation Statement, as they may be amended from time to time, as well as the Management and Supervisory Board's statement pursuant to Sec. 27 WpÜG will contain important information that should be read carefully before any decision is made with respect to the takeover offer because they, and not this document, will govern the terms and conditions of the takeover offer. Those materials and other documents filed by Grand Chip Investment GmbH or AIXTRON SE with the SEC will be available at no charge on the SEC's web site at www.sec.gov. In addition, Grand Chip Investment GmbH's Tender Offer Statement and other documents it will file with the SEC will be available at www.grandchip-aixtron.com.

In this document, unless the context otherwise requires, references to ''AIXTRON", "the AIXTRON Group'', the ''Group'' or ''the Company'' are to AIXTRON SE and its consolidated subsidiaries. References to ''Management'' are to the Executive Board of AIXTRON SE.

Cautionary statement regarding forward-looking statements This document contains forward-looking statements, including statements regarding the expected consummation of the proposed transaction and AIXTRON SE's future performance, which involves a number of risks and uncertainties, including the satisfaction of closing conditions for the transaction, the possibility that the transaction will not be completed, the failure to retain key AIXTRON SE employees, customers and partners, uncertainty regarding the anticipated benefits of the transaction and the failure of the parties to achieve anticipated goals of the transaction, and other risks and uncertainties discussed in AIXTRON SE's public filings with the SEC, including the "Risk Factors" section of AIXTRON SE's Form 20-F filed on February 23, 2016, as well as the offer document to be filed by Grand Chip Investment GmbH, the Solicitation/Recommendation Statement to be filed by AIXTRON SE and the statement pursuant to Sec. 27 WpÜG to be published by AIXTRON SE's Management and Supervisory Board. These documents and statement are based on current expectations, assumptions, estimates and projections, and involve known and unknown risks, uncertainties and other factors, many of which are outside the control of AIXTRON SE and Grand Chip Investment GmbH, that may cause results, levels of activity, performance or achievements to be materially different from any future statements. These statements are generally identified by words or phrases such as "believe", "anticipate", "expect", "intend", "plan", "will", "may", "should", "estimate", "predict", "potential", "continue" or the negative of such terms or other similar expressions. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results and the timing of events may differ materially from the results and/or timing discussed in the forward-looking statements, and you should not place undue reliance on these statements. AIXTRON SE undertakes no obligation to revise or update any forward-looking statements as a result of new information, future events or otherwise, unless expressly required to do so by law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

19.07.2016 Dissemination of a Corporate News, transmitted by DGAP - a service of EQS Group AG.
The issuer is solely responsible for the content of this announcement.

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Language:	English
Company:	AIXTRON SE
Dornkaulstraße 2
52134 Herzogenrath
Germany
Phone:	+49 (2407) 9030-0
Fax:	+49 (2407) 9030-40
E-mail:	invest@aixtron.com
Internet:	www.aixtron.com
ISIN:	DE000A0WMPJ6, US0096061041
WKN:	A0WMPJ, A0D82P
Indices:	TecDAX

Listed:	Regulated Market in Frankfurt (Prime Standard); Regulated Unofficial Market in Berlin, Dusseldorf,
Munich, Stuttgart; Terminbörse EUREX; Nasdaq

End of News DGAP News Service

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